NeurOS Platforms, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception through July 31, 2025

TABLE OF CONTENTS





RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: NeurOS Platforms, Inc. Management

We have reviewed the accompanying financial statements of NeurOS Platforms, Inc. (the Company) which comprise the balance sheets as of July 31, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
August 28, 2025

NEUROS PLATFORMS, INC
BALANCE SHEET

AS OF JULY 31,	2025
ASSETS	
Current Assets:	
Accounts Receivable	5
Subscription Receivable	90
Total Current Assets	95
Non-Current Assets:	
Total Non-Current Assets	-
TOTAL ASSETS	95
LIABILITIES AND EQUITY	
Current Liabilities:	
Total Current Liabilities	-
Non-Current Liabilities:	
Total Non-Current Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Common Shares Receivable	90
Accumulated Deficit	5
TOTAL EQUITY	95
TOTAL LIABILITIES AND EQUITY	95

See Accompanying Notes to these Unaudited Financial Statements

NEUROS PLATFORMS, INC
STATEMENT OF OPERATIONS

PERIOD ENDED JULY 31,	2025
Revenues	
Service Income	5
Gross Profit	5
Operating Expenses	
Total Operating Expenses	-
Total Loss from Operations	5
Other Income (Expense)	
Total Other Income (Expense)	-
Net Income (Loss)	5

See Accompanying Notes to these Unaudited Financial Statements

NEUROS PLATFORMS, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 7/7/25	-	-	-	-	-
Issuance of Common Stock	9,000,000	90	-	-	90
Additional Paid-in Capital	-	-	-	-	-
Net income (loss)	-	-	-	5	5
Ending balance at 7/31/25	9,000,000	90	-	5	95

See Accompanying Notes to these Unaudited Financial Statements

NEUROS PLATFORMS, INC
STATEMENT OF CASH FLOWS

PERIOD ENDED JULY 31,	2025
OPERATING ACTIVITIES	
Net Income (Loss)	5
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	(5)
Subscription Receivable	(90)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(95)
Net Cash used in Operating Activities	(90)
INVESTING ACTIVITIES	
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Common Shares Receivable	90
Net Cash provided by Financing Activities	90
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

NeurOS Platforms, Inc ("the Company") was formed in Delaware on July 7th, 2025. The Company plans to earn revenue using a SAAS platform leveraging AI technology and EEG data to provide tailored neurofeedback software. The Company's headquarters is in Bradenton, Florida. The Company's customers will be located in the United States. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of July 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash as of July 31, 2025.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Components of Accounts Receivable

Description	2025
Trade Accounts Receivable	5
Less: Allowance for Doubtful Accounts	-
Totals	**5**

<u>Credit Policies and Concentrations</u>

Credit terms are typically net 30 days. The Company evaluates credit risk on a customer-by-customer basis. No single customer accounted for more than 10% of receivables as of year-end. The Company has not pledged or factored any accounts receivable.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenues by selling a neurofeedback software and hardware subscription to its customers. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the annual subscription period. Users should be able to conduct neurofeedback multiple times a week for each SaaS license purchased, under one unique student login. The company predicts that it will take 7-14 days to deliver on its performance obligation with each client due to hardware shipping wait times and required setup.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>Income Taxes</u>

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on July 7, 2025 and had no operations, taxable income, or filing requirements during the period ended July 31, 2025. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, _Income Taxes_.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

There were no liabilities or debt incurred by the company during the period under review.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 9,000,000 shares were issued and outstanding as of July 31, 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to July 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 28, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

Management has evaluated subsequent collections on significant outstanding receivables through August 28, 2025, and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.